MAISON DE LA VIE, LTD.
***d/b/a* GOLDEN MOON DISTILLERY**

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT")** AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Managers of

MAISON DE LA VIE, LTD. d/b/a GOLDEN MOON DISTILLERY

Ladies and Gentlemen:

1. Background. The undersigned understands that MAISON DE LA VIE, LTD. d/b/a GOLDEN MOON DISTILLERY, a Colorado limited liability company (classified as a "C" corporation for income tax purposes) (the **"Company"),** is conducting an offering (the **"Offering")** under Section 4(a)(6) of the Securities Act of 1933, as amended (the **"Securities Act")** and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C filed by the Company with the SEC in November 2021 (the **"Form C")** and the Offering Statement, which is included therein (the **"Offering Statement").** The Company is offering to both accredited and non-accredited investors up to $1,069,999.97 of Preferred Units (each a **"Unit"** and, collectively, the **"Units")** at a price of $0.73171 per Unit (the **"Purchase Price")** except as provided in the following sentence**.** Of the Units offered, 151,516 Units will be priced at an "early bird" price of $0.66 per Unit. The total number of Units to be offered is 1,477,177. The Units have the relative rights, preferences, privileges and priorities specified in the Amended and Restated Operating Agreement of the Company, a copy of which is attached to the Form C (the **"Operating Agreement").** The minimum amount or target amount to be raised in the Offering is $50,000.28 representing 75,758 Units at the early bird price (the **"Target Offering Amount")** and the maximum amount to be raised in the offering is $1,069,999.97 (the **"Maximum Offering Amount").** If the Offering is oversubscribed beyond the Target Offering Amount, the Company will allocate Units to investors on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the **"Portal").** The Portal is registered with the Securities and Exchange Commission (the **"SEC"),** as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the

accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Subscription Agreement (this **"Agreement")** and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned' s subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal' s website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal' s website (the **"Offering Deadline"**).

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the **"Closing"**) shall take place through the Portal within five Business Days after the Offering Deadline (the **"Closing Date"**).

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

(iii) at the time of the Closing, the Company shall have received executed signature pages, from each of investor purchasing Units, to that certain First Amended and Restated Operating Agreement, a copy of which is attached hereto as Exhibit A (the **"Operating Agreement"**), which Operating Agreement sets forth certain rights and restrictions related to ownership of the Units, including, without limitation, restrictions on the sale and transfer of the Units .

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c) Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing , taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness, suitability or advisability of this investment. The undersigned understands that the Purchase Price of the Units has been determined by the Company and is not necessarily related to the Company's book value, results of operations or other established criteria of value, nor has the Company obtained an independent valuation.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units; or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the under signed is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned' s own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m) The undersigned is acquiring the Units solely for the undersigned' s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an

effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is an individual, then the undersigned resides in the state identified in the address of the undersigned set forth on the signature page hereto; if the undersigned is a partnership, corporation, limited liability company or other entity, then the office or offices of the undersigned in which its principal place of business is identified in the address or addresses of the undersigned set forth on the signature page hereto. In the event that the undersigned is not a resident of the United States, the undersigned hereby agrees to make such additional representations and warranties relating to the undersigned's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of the Units.

6. **HIGH RISK INVESTMENT**. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the undersigned's interest in the Company is subject to dilution in the event the Company needs to raise further capital through the issuance of additional equity securities; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Colorado and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement. The Company is taxed as a "C" corporation for federal income tax purposes.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable

bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Operating Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned' s breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the **"Managing Underwriter"**) in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the **"Market Standoff Period"**). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF and in accordance with the other transfer restrictions contained in the Operating Agreement.

11. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage

prepaid or otherwise actually delivered, to the undersigned's address provided by the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

12. Governing Law; Venue. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Colorado without regard to the principles of conflicts of laws. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

15. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal , invalid, or unenforceable provision or by its severance from this Agreement.

16. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units

pursuant to this Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

21. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Maison De La Vie, Ltd.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: ______________________________

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

<u>EXHIBIT A</u>

First Amended and Restated Operating Agreement

(see attached)

GOLDEN MOON DISTILLERY

AMENDED AND RESTATED OPERATING AGREEMENT

OF

MAISON DE LA VIE LTD. D/B/A GOLDEN MOON DISTILLERY

THE LIMITED LIABILITY COMPANY INTERESTS AND UNITS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR ANY SIMILAR STATE STATUTE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AS PROVIDED IN THOSE STATUTES.

THE SALE OR OTHER DISPOSITION OF THE LIMITED LIABILITY COMPANY INTERESTS OR UNITS IS RESTRICTED, AS SET FORTH IN THIS OPERATING AGREEMENT, AND THE EFFECTIVENESS OF ANY SUCH SALE OR OTHER DISPOSITION MAY BE CONDITIONED UPON THE RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, AND ANY APPLICABLE STATE STATUTES.

Investor Signature

BY ACQUIRING LIMITED LIABILITY COMPANY INTERESTS OR UNITS REPRESENTED BY THIS OPERATING AGREEMENT, A MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF THE LIMITED LIABILITY COMPANY INTERESTS OR UNITS WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID STATUTES AND THE RULES AND REGULATIONS THEREUNDER.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
MAISON DE LA VIE LTD. D/B/A GOLDEN MOON DISTILLERY

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") is made effective as of January 11, 2019 (the "Effective Date"), by and among **Maison De La Vie Ltd**. d/b/a Golden Moon Distillery LLC, a Colorado limited liability company (the "Company") and **Stephen A. Gould** and such other Persons as may be admitted as a member of the Company pursuant to the terms of this Agreement.

R E C I T A L S

WHEREAS, the Company was formed upon the filing of its articles of organization with the Colorado Department of State on January 2, 2012 (the "Formation Date"); prior to that the Company was organized as an Ohio Corporation beginning April 12, 2008.

WHEREAS, the parties entered into an Operating Agreement effective as of December 1, 2018 (the "Original Agreement") setting forth the terms and conditions governing the operation and management of the Company.

WHEREAS, on January 1, 2012, the Company made an election on Form 2553 to be treated as a subchapter S corporation for federal income tax purposes (the "S Corporation Election").

WHEREAS, on the Effective Date, the Company issued and sold certain preference units (the "Original Preference Units") to investors and thereby terminated the Company's S Corporation Election. As a result, the Company has been classified as a C corporation for federal income tax purposes as of the Effective Date.

WHEREAS, as part of the Company's decision to raise capital under SEC Regulation CF, the parties wish to eliminate the Original Preference Units and replace them with Preferred Units as set forth herein.

WHEREAS, as of September [__], 2021, all holders of the Original Preference Units have agreed to exchange such units at the ratio of two and five hundredths (2.05) Preferred Units (as defined below) for each one (1) Original Preference Unit (2.05:1.00). This exchange has no impact on the Common B Units issued to such holders as part of their purchase of Original Preference Units.

WHEREAS, the parties wish to amend and restate the Original Agreement in its entirety as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used in this Agreement and not defined elsewhere herein shall have the following meanings:

"Act" means Article 80 of the Colorado Statutes, as amended.

"Affiliate" means, with respect to any specified Person, a Person that directly or through one or more intermediaries controls or is controlled by or is under common control with the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" means this Operating Agreement made effective as of the Effective Date by and among the parties hereto, as the same may be amended from time to time.

"Board" has the meaning set forth in Section 4.1(a).

"Business" means the operation of a distillery, a tasting room and related services and products.

"Business Day" means any day other than Saturday, Sunday or any day on which banks are required or authorized by Law to be closed in Golden, Colorado.

"Co-Sale Units" has the meaning set forth in Section 5.7(b).

"Co-Selling Member(s)" has the meaning set forth in Section 5.7(b).

"Common A Unit" means a Company unit with one (1) vote per unit.

"Common B Unit" means a Company unit with no voting rights.

"Company's Notice Period" has the meaning set forth in Section 5.6(b).

"Death or Disability" means the death or any mental or physical illness, injury, incapacity or disability of a person rendering such person unable to perform customary duties as a member, officer, or manager of the Company for at least one hundred and twenty (120) consecutive days or one hundred and eighty (180) days in any one (1) year period.

"Deemed Liquidation Event" means the occurrence of any of the following events

(i) a merger or consolidation in which (a) the Company is a constituent party or (b) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock or units pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock or units of the Company

outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock or units of (1) the surviving or resulting corporation; or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting corporation; or

(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company; or

(iii) any other transaction or series of transactions, pursuant to, or as a result of, which a single person (or group of affiliated persons) acquires (from the Company or directly from the Members of the Company) or holds capital stock of the Company representing at least fifty percent (50%) of the Company's outstanding voting power; other than any such transaction or series of transactions (i) the definitive documents to which the Company is not a party, or (ii) that constitute a bona fide equity financing of the Company.

"Drag-Along Sale" has the meaning set forth in Section 5.8(a).

"Fair Market Value" means the fair market value of the Company, as between a willing buyer and a willing seller in an arm's length transaction.

"Fiscal Year" means (i) the period commencing on the Effective Date and ending on December 31, 2019; and (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31.

"Form C-AR: Annual Report" has the meaning set forth in Section 7.3.

"Formation Date" has the meaning set forth in the Recitals of this Agreement.

"GAAP" means the United States of America generally accepted accounting principles, consistently applied (except as may be required by changes in such principles).

"Indemnitee" has the meaning set forth in Section 4.8(a).

"Interest" means a Member's economic rights and other interest in the Company as a Member as provided in this Agreement.

"Law" means the common law of any state, or any provision of any foreign, federal, state or local law, statute, rule, regulation, order, permit, license, judgment, injunction, decree or other decision of any governmental, regulatory or administrative authority, agency, department,

ministry, board, commission, task force or any court, tribunal, judicial or arbitral body legally binding on the relevant party or its properties.

"Lien" or "Liens" means any lien, pledge, mortgage, deed of trust, deed to secure debt, restriction on transfer, lease, security interest, charge, claim, easement, option, right of first refusal or other encumbrance.

"Liquidation Preference Amount" has the meaning set forth in Exhibit B.

"Manager" has the meaning set forth in Section 4.1(a).

"Member" means each of the Persons listed on Exhibit A hereto, and any Person admitted to the Company as a Member following the Effective Date; but, in each case, only for so long as such Person is the owner of one or more Units.

"Member Notice Period" has the meaning set forth in Section 5.6(c).

"Non-Selling Member(s)" has the meaning set forth in Section 5.6(a).

"Offered Units" has the meaning set forth in Section 5.6(a).

"Percentage Interest" means a Member's Interest in the Company expressed as a percentage. The Percentage Interest of each Member shall equal (i) the total number of Units owned by the Member, divided by (ii) the total number of Units owned by all Members. The Percentage Interests of the Members are set forth on Exhibit A.

"Permitted Transfer" has the meaning set forth in Section 5.5.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, trust, government or any agency or political subdivision thereof.

"Preferred Units" means the units having the privileges, preference, duties, liabilities, obligations, and rights specified in Exhibit B attached hereto.

"S Corporation Election" has the meaning set forth in the Recitals of this Agreement.

"Selling Member" has the meaning set forth in Section 5.6(a).

"Substitute Member" means any Person who (i) holds Units, and (ii) has been admitted as a Member pursuant to Section 5.2.

"Tag-along Election Notice" has the meaning set forth in Section 5.7(b).

"Tag-along Member" has the meaning set forth in Section 5.7.

"Tag-along Notice" has the meaning set forth in Section 5.7(a).

"Tag-along Right" has the meaning set forth in Section 5.7.

"Transfer" means any transfer, assignment, sale, conveyance, lease, partition, pledge or grant of a security interest in a Member's Interest in the Company, and includes any "involuntary transfer" such as a sale of any part of an Interest therein in connection with any bankruptcy or similar insolvency proceedings, or a divorce or other marital settlement involving any Member, or any other disposition or encumbrance of a Member's Interest. For purposes of this Agreement, any transfer, exchange or series of transfers (or exchanges) of the stock, partnership, membership or other ownership interests of any Member that is a business organization or an entity (or any combination of such transfers or exchanges, whether direct or in connection with a merger, acquisition, sale, or similar reorganization or transaction, including issues of new stock or other ownership interests, or the exercise of options, warrants, debentures or other convertible instruments, or a redemption of other interests in the Member, and any similar transactions involving the stock or other ownership interests of such Member), the effect of which is that the Persons who owned more than fifty percent (50%) of the outstanding stock or other ownership interests in such Member as of the Effective Date no longer control such Member, including loss of control as a result of not owning more than fifty percent (50%) of such stock or other ownership interests, then a Transfer shall also be deemed to have occurred with regard to the Interest owned by such Member. Capitalized terms containing such word as a root, such as "Transferee" or "Transferring," shall have corresponding meanings in this Agreement.

"Transfer Notice" has the meaning set forth in Section 5.6(a).

"Transferring Member(s)" has the meaning set forth in Section 5.1.

"Units" means units of Common A Units, Common B Units and Preferred Units collectively. Prior to the Effective Date, Units means units of Interests which entitled the holder thereof to receive distributions of cash and other rights as set forth in the Original Agreement. Exhibit A identifies the number and class of Units owned by each Member. Units may be issued and held in fractional amounts.

1.2 Other Definitions. As used in this Agreement, accounting terms to the extent they are not defined in this Agreement, have the respective meanings given to them under GAAP.

1.3 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation;"

(d) the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular Article or Section of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; and

(g) references to a Person are also to its successors and permitted assigns.

ARTICLE II
ORGANIZATION; PURPOSES

2.1 Formation. The Members hereby acknowledge the formation and continuing existence of the Company under and pursuant to the Act.

2.2 Name. The name of the Company is "Maison De La Vie Ltd.". The Company's name may be changed at any time by the Board, and notice of any such change shall be given to each Member within a reasonable time thereafter.

2.3 Principal Office and Place of Business. The principal office and place of business of the Company shall be determined by the Company's Board.

2.4 Purpose. The purpose of the Company shall be to engage in any lawful business that may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Board from time to time. The Company shall have the authority, all the powers of a limited liability company under the Act and the power to do all things necessary or convenient to accomplish its purpose and to operate its business as described in this Agreement. Without limiting the foregoing, the Company's primary purpose is to operate the Business.

2.5 Title to Property; Units as Personal Property. All of the Company's right, title and interest in tangible property, intangible property, real property, personal property and other assets acquired or developed by the Company shall be held in the name of the Company as an entity. Each Member's Units in the Company shall be considered personal property for all purposes.

ARTICLE III
TERM

The term of the Company commenced on the date when its articles of organization were filed with the Colorado Department of State and shall be perpetual unless dissolved sooner pursuant to Section 6.1 or converted to corporate form pursuant to Section 4.9.

ARTICLE IV
MANAGEMENT

4.1 Appointment and Term of Board of Managers.

(a) The Company shall be managed by a board of managers (each such person, individually referred to as "Manager" and collectively as the "Board"). Except as otherwise provided herein, the Board shall have the exclusive right to manage the business of the Company and is hereby authorized to take any action of any kind and to do anything and everything it deems necessary in conjunction therewith.

(b) The Board shall consist of one (1) Manager or such other number of Managers greater than one (1) as shall be determined by a majority vote of the Common A Units. As of the Formation Date, the sole Manager is Stephen A. Gould. Any additional Managers shall be elected by a majority vote of the Common A Units and the Preferred Units voting as a single class.

(c) Each Manager shall serve until his or her removal, resignation, Death or Disability. If any Manager ceases to serve as a Manager for any reason, a replacement Manager shall be elected by a majority vote of the Common A Units and the Preferred Units voting as a single class. The Members may remove any Manager for any reason or no reason by a majority vote of the Common A Units and the Preferred Units voting as a single class.

(d) At any time, and from time to time, the Board may appoint other officers, agents or other delegates of the Company, with such powers, authority and responsibilities as the Board delegate to them. Any officer, agent or other delegate of the Company may be removed at any time, with or without cause, by action of the Board and his or her replacement, if any, may be approved by the Board at the time of such removal.

4.2 Meetings. The Board shall hold regular meetings, not less frequently than annually to discuss the business and affairs of the Company. The chairman of the Board shall fix the times and places for regular meetings of the Board at the first Board meeting each year, and no notice of such regularly pre-scheduled meetings need be given. A special meeting of the Board shall be held whenever called by the chairman of the Board, at such time and place as shall be specified in the notice or waiver thereof. Notice of each special meeting shall be given by the chairman of the Board to each other Manager personally or by, e-mailing, faxing or telephoning the same not later than forty-eight (48) hours prior to the special meeting. Meetings of the Board, regular or special, may be held at any place within or outside the State of Colorado. Members of the Board may participate in a meeting of the Board by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in Person at such meeting.

4.3 Quorum and Voting. A majority of the members of the Board shall constitute a quorum for the transaction of business in any meeting of the Board. Each Manager shall be entitled to cast a single vote. Except as otherwise provided by this Agreement, the affirmative vote by Managers representing a majority of the members of the Board shall be the act of the Board. Notice

of any meeting need not be given to any Manager who shall submit, either before or after such meeting, a waiver of notice. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except when the Manager attends the meeting for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not properly called or convened.

4.4 Written Consent of the Board in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a majority of the members of the Board consent thereto in writing. Notwithstanding the immediately preceding sentence, as long as Stephen A. Gould holds Units in the Company no Board decision shall be adopted without the written consent of Stephen A. Gould.

4.5 Authority of the Board. Except as otherwise specifically provided herein, the Board shall have exclusive, full and complete authority, exercisable in its reasonable but sole discretion, to make all decisions in the ordinary course of business of the Company, as well as to make decisions not in the ordinary course of business of the Company.

4.6 Limited Liability. Neither any Manager nor any officer shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct, unlawful acts or a wrongful taking by the Manager or officer.

4.7 Authority to Bind Company. Each officer, employee, agent and other Person to which the Board delegates such authority in accordance with the terms of this Agreement, is authorized, in the name and on behalf of the Company, to sign and deliver all contracts, agreements, leases, notes, mortgages and other documents and instruments which are necessary, appropriate or convenient for the conduct of the Company's day-to-day business and the furtherance of its purposes.

4.8 Indemnification.

(a) General Provisions. Except as otherwise set forth herein, each Manager, officer, employee, agent and representative of the Company (each herein referred to as an "Indemnitee") shall be indemnified, held harmless and defended by the Company against any claim and/or liability incurred by or imposed upon the Indemnitee in connection with any action to which the Indemnitee may be a party by reason of any action or omission of the Indemnitee in connection with the conduct of Company affairs. The indemnification set forth herein shall not extend to actions or omissions of the Indemnitee (or its employee) which shall have been finally adjudicated (by settlement or otherwise) in any such action, suit or proceeding to have constituted actual fraud, willful misconduct or gross negligence. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement. The foregoing right of indemnification shall be in addition to any rights to which any Indemnitee may otherwise be entitled and shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee. Any indemnification hereunder is to be made only out of the assets of the Company and no Member shall have any personal liability on account of such indemnification.

(b) Advance Payment of Expenses. The Company shall pay the expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding, or in investigating or opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding as incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such Indemnitee to repay such payment if such Indemnitee shall be determined to be not entitled to indemnification therefor as provided herein; provided, however, that in such instance the Indemnitee is not commencing an action, suit, or proceeding against the Company, or defending an action, suit or proceeding commenced against such Indemnitee by the Company or any Member thereof or opposing a claim by the Company or any Member thereof arising in connection with any such potential or threatened actions suit or proceeding.

4.9 Conversion to Corporate Form.

(a) In the event that the Board shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering of securities of the Company or for other reasons deemed by the Board to be in the best interest of the Company, the Board, in its sole discretion, shall have the power to incorporate or convert the Company to corporate form. In connection with any such conversion of the Company, the Members shall receive, in exchange for their respective Units, shares of capital stock of such corporation having equivalent economic rights and interests as the various classes of Units as is set forth in this Agreement, as among the holders of Units, subject in each case to any modifications required solely as a result of the conversion to corporation form.

(b) In incorporating or converting the Company, the Board shall have the power to prepare the certificate or articles of incorporation, by-laws and any other governing documents as they, in their sole discretion, deem to be in the best interest of the Company. Such governing documents may include anti-takeover provisions, provisions authorizing the issuance of blank check preferred stock and any other provisions the Board deems advisable and in the best interest of the Company. After taking the necessary action to incorporate the Company, the Board shall provide to the Members copies of the certificate or articles of incorporation, by-laws and any other governing documents adopted or entered into by such corporation.

ARTICLE V
TRANSFER

5.1 Restrictions on Transfer. Except as permitted by Section 5.5 hereof, no Member (a "Transferring Member") shall Transfer any Units now or hereafter owned (of record or beneficially) without complying with the provisions set forth in Section 5.6 and Section 5.7 hereof.

5.2 Substitute Member. No Unit otherwise Transferable pursuant to the terms of this Article V shall be Transferred until the Board has been satisfied as to the following conditions precedent:

(a) Compliance with Applicable Laws. Such Transfer would not (i) cause the Company or any Member to become subject to regulation under either the Investment Company

Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended, or (ii) violate or cause the Company to violate applicable Law, including applicable state and federal securities Laws.

(b) Receipt of Information. The Board shall have received from the Transferee such information regarding the Transferee as the Board may reasonably request.

(c) Joinder. The Transferee shall have agreed to be bound by the provisions of this Agreement by joinder or other agreement containing customary terms and conditions acceptable to the Board.

5.3 Effect of Admission as a Substitute Member. Unless and until admitted as a Substitute Member pursuant to Section 5.2, a Transferee of a Member's Units shall not be entitled to exercise any rights of a Member of the Company or to receive economic rights hereunder. A Transferee who has become a Substitute Member shall have, to the extent of the Units Transferred to it, all the rights and powers of the Transferring Member(s), as applicable, for which it is substituted and shall be subject to the restrictions and liabilities of the Transferring Member(s), as applicable, under this Agreement and the Act.

5.4 Improper Transfer. If a Member or any other Person Transfers any Units and such Transfer is not permitted under this Article V, then, subject to the consent of the non-Transferring Members (which may be withheld for any reason or no reason), such Units and Interests with respect thereto shall be forfeited to the Company as of the Transfer date for no consideration. In the event such forfeiture is legally challenged as being unenforceable or determined to be unenforceable, the Company shall have an option to purchase all of such Units at any time for a purchase price equal to Fair Market Value minus fifty percent (50%).

5.5 Permitted Transfers.

(a) Notwithstanding any other provision of this Agreement to the contrary, Transfers of Units are permitted to an Affiliate of such Member ("Permitted Transfer"); provided, that (i) the Member wishing to Transfer shall provide written notice to the Company, which shall include a detailed description of the proposed Permitted Transfer and such information as may be required for the Company to determine that the Transfer being proposed qualifies as a Permitted Transfer, and (ii) upon determination by the Company that such Transfer is a Permitted Transfer, which determination shall be made in good faith by the Board as promptly as practicable, the Board shall provide a consent notice to the Transferring Member(s) and, upon compliance with the provisions of Section 5.2, such Permitted Transfer shall be consummated and the Transferee of Units admitted as a Member of the Company. Notwithstanding anything to the contrary in this Agreement, any Transfer in connection with a divorce or other marital settlement involving any Member shall not be a Permitted Transfer and the Board shall not be obligated to approve any Transfer in connection with a divorce or other marital settlement involving any Member and absent such approval any Transfer in connection with a divorce or other marital settlement involving any Member shall be an improper transfer and subject to the terms of Section 5.4.

(b) If, following any such Permitted Transfer pursuant to this Section 5.5, such Member holds its Units through several Affiliates: (i) all those Affiliates shall be treated as a single Member for the purposes of determining such Member's rights and obligations under this Agreement; (ii) each of the transferring Member's Affiliates shall be deemed to act jointly and severally for all legal purposes; and (iii) the other Members and the Company shall be entitled to rely upon any written notice or other delivery that it receives from any of the Transferring Member's Affiliates as though such written notice or delivery has been executed and delivered by all of the Transferring Member's Affiliates and any such written notice (A) shall be effective and binding upon the Transferring Member's Affiliates and (B) shall constitute conclusive evidence of a joint decision (acting in concert) by all of the Transferring Member's Affiliates.

5.6 Right of First Refusal. Except for a Transfer pursuant to Section 5.5 or subject to a notice requirement pursuant to Section 5.8(b) below, any Transfer proposed by a Member shall comply with the provisions set forth in this Section 5.6 and Section 5.7 below:

(a) *Transfer Notice*. If a Member (the "Selling Member") proposes a Transfer of Units, then the Selling Member shall give the Company and the other Members (the "Non-Selling Members") written notice of its intent to make the Transfer (the "Transfer Notice"). Which Transfer Notice shall include (A) a description of the Units to be transferred ("Offered Units"); (B) the identity of the prospective transferee(s); and (C) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall also include a copy of any written proposal, term sheet, or other agreement relating to the proposed Transfer.

(b) *Company's Option*. The Company shall have an option for a period of twenty (20) days from receipt of the Transfer Notice (the "Company's Notice Period") to elect to purchase the Offered Units at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Units by notifying the Selling Member in writing before expiration of the Company's Notice Period as to the number of the Offered Units it wishes to purchase.

(c) *Members' Option*. In the event that the Company has not exercised its right to purchase all of the Offered Units, the Non-Selling Members will each have an option for a period of twenty (20) days after the expiration of the Company's Notice Period (the "Member Notice Period") to elect to purchase their pro rata portion (based on the number of Units held by the Non-Selling Members) of the remaining Offered Units at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Non-Selling Members may exercise such purchase option and, thereby, purchase all (or a portion of) the Offered Units by notifying the Selling Member in writing before expiration of the Member Notice Period as to the number of the Offered Units which they wish to purchase. A Non-Selling Member's failure to timely deliver notice of exercise pursuant to this Section 5.6(c) shall be deemed a waiver of such Non-Selling Member's right to purchase hereunder. Each Non-Selling Member who elected to purchase their full pro rata portion may thereafter elect to purchase their pro rata portion (based on the number of Units held by each Non-Selling Member) of the Offered Units not subject to purchase pursuant to Section 5.6(b) and Section 5.6(c) hereof.

(d) *Purchase Price*. The purchase price for the Offered Units shall be paid to the Selling Member at such time as the parties agree, or if they cannot agree, within ninety (90) days following the receipt of the Transfer Notice.

(e) *Non-Exercise of Rights*. If the Company and the Non-Selling Members have not exercised their rights to purchase all of the Offered Units within the time periods specified in this Article V, the Selling Member shall, subject to the rights set forth in Section 5.7 hereof, have a period of thirty (30) days from delivery of the last Tag-Along Election Notice in which to sell the Offered Units not subject to purchase pursuant to Section 5.6(b) and Section 5.6(c) hereof, upon terms and conditions no more favorable than those specified in the Transfer Notice to the transferee(s) identified in the Transfer Notice. In the event the Selling Member does not consummate the sale or disposition of the Offered Units within such applicable period, the first refusal rights of this Section 5.6 shall continue to be applicable to any subsequent disposition of the Offered Units by the Selling Member in accordance with the terms of this Agreement.

5.7 Tag-Along. In the event of a Transfer which is not subject to a notice requirement pursuant to the drag-along rights set forth in Section 5.8 below, then each Non-Selling Member owning Units (a "Tag-along Member") shall have a right to sell a proportionate number of such Tag-along Member's Units proposed to be included in the Transfer to the proposed transferee under terms and conditions that are not materially less favorable than those offered to the Transferring Member as part of such transferee's acquisition of the Units ("Tag-along Right").

(a) *Tag-Along Notice*. The Transferring Members shall give notice of their intention to carry out the Transfer (a "Tag-along Notice") to all Tag-along Members not less than thirty (30) days prior to the anticipated closing of such Transfer. Each Tag-along Notice shall include: (i) the number and class of Units to be sold by the Transferring Members in the Transfer; (ii) the principal terms of the Transfer, including the price at which such Units are intended to be sold and the identity of the proposed transferee; and (iii) the percentage that such amount of Units constitutes with respect to the aggregate amount of outstanding Units.

(b) *Election of Tag-Along Right*. Each Tag-along Member shall have a period of ten (10) days from delivery of the Tag-along Notice to deliver a written notice (an "Tag-along Election Notice") of such Tag-along Member's election to sell all or any portion of the Units owned by such Tag-along Member, up to a number of whole Units equal to the product obtained by multiplying (x) the total number of Units proposed to be transferred in the Transfer by (y) a fraction, the numerator of which is the number of Units of the class proposed to be transferred in the Transfer owned by such Tag-along Member immediately prior to the time of the Transfer, and the denominator of which is the aggregate total number of Units of the class proposed to be transferred in the Transfer owned by the Transferring Members and all Tag-along Members exercising a Tag-along Right (the "Co-Selling Members") immediately prior to the time of the Transfer (the "Co-Sale Units"), rounded down to the next lowest whole number. Such election shall be irrevocable and each Transferring Member and each Co-Selling Member shall take such actions and execute such documents and instruments as shall be necessary or desirable to expeditiously consummate the Transfer.

(c) *Tag-Along Procedure*. If a proposed transferee of the Offered Units refuses to conclude a transfer of Co-Sale Units validly attempted under this Agreement, the Transferring Members may nonetheless conclude the Transfer, and shall, immediately upon receipt of the consideration due for such Units, transfer and assign to the Co-Selling Members the respective amount of consideration that each would have received upon conclusion of the exercise of such Member's Tag-along Right. In exchange therefor, each Co-Selling Member shall transfer and assign to the Transferring Members the Co-Sale Units that such Co-Selling Member would have sold to the proposed transferee pursuant to such Co-Selling Member's Tag-along Election Notice. If the Company is unable, for any reason whatsoever, to secure the signature of any Member to any applicable document in connection with the transfer and assignment of Co-Sale Units pursuant to this Section 5.7(c), then by signing this Agreement such Member hereby irrevocably designates and appoints the Board (or any designee thereof) as such Member's agent and attorney-in-fact, to act on behalf of, execute and file any such required document and to do all other lawfully permitted acts to further such proposed transaction.

5.8 Drag-Along Right.

(a) If (i) the Transferring Member(s), individually or together with other Transferring Members, own(s) a Percentage Interest greater than fifty percent (50%), then the Transferring Member(s) may require each Non-Selling Member to sell to the applicable purchaser all of the Units owned by such Non-Selling Member(s) free and clean of any Liens (any such transaction, a "Drag-Along Sale"). In any such Drag-Along Sale each Non-Selling Member must receive the same benefits and bear the same burdens as the Transferring Member(s) on a proportionate basis, including, without limitation, participating in reasonable and customary purchase price holdbacks, earn outs and other deferred payment arrangements to the same extent as the Transferring Member(s). Notwithstanding anything to the contrary in this Agreement, each Non-Selling Member shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or similar rights.

(b) In order to exercise the rights contemplated by this Section 5.6, the Transferring Member(s) must give written notice to each Non-Selling Member as soon as practicable, but in no event later than ten (10) Business Days prior to the anticipated closing date of the Drag-Along Sale. Such notice must set forth the name of the proposed purchaser, the proposed amount and form of consideration, the proposed date, time and location of the closing of the sale and the other terms and conditions of the offer, including a copy of the relevant purchase agreement.

(c) Each Non-Selling Member participating in a Transfer pursuant to this Section 5.8 shall (i) receive the same consideration per Unit as the Transferring Member(s) after deduction of such selling Non-Selling Member's proportionate share of the related expenses in connection with such Transfer and for the benefit of the Transferring Member(s) and the Non-Selling Members; (ii) make or provide the same representations, warranties, covenants, indemnities and agreements as the Transferring Member(s) makes or provides in connection with the Transfer which are reasonable and customary (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Transferring Member(s), such Non-Selling Member shall make the comparable representations, warranties,

covenants, indemnities and agreements pertaining only to itself) (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members) and is *pro rata* in proportion to the amount of consideration paid to such Member in connection with the Drag-Along Sale (determined based on the respective proceeds payable to each Member in connection with the Drag-Along Sale); and (iii) take all actions as may be reasonably necessary to consummate the Transfer, including, without limitation, entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Transferring Member(s). Such sale shall be completed within ninety (90) Business Days after such Non-Selling Member's receipt of the notice of the Drag-Along Sale under Section 5.8(b) above.

(d) Each Member hereby constitutes and appoints the Company's Chief Executive Officer, with full power of substitution, as its proxy with respect to votes regarding any Drag-Along Sale transaction pursuant to this Section 5.8 and hereby authorizes the Company's Chief Executive Officer to represent and to vote, if and only if such Member (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of this Agreement, all of such Member's Units in favor of the approval of the Drag-Along Sale pursuant to and in accordance with the terms and provisions of this Section 5.8. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each party hereto hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

5.9 Repurchase Option. In the event that a Member becomes ineligible to hold Units in a licensed distiller for any reason whatsoever, the Company may repurchase that Member's Units at fair market value, as determined by the Company's Board or in the Board's discretion by an independent appraiser of its choice. The Board shall pay the purchase price for the Units acquired by the delivery of a Company note bearing interest at prime, as published by the Wall Street Journal in the week of the closing of the repurchase, and with a term of not more than five (5) years.

ARTICLE VI
DISSOLUTION, LIQUIDATION AND WINDING UP OF THE COMPANY

6.1 Dissolution of the Company. The Company shall be dissolved upon the first to occur of any of the following events:

(a) The Board (i) determines that the Company be dissolved and (ii) a majority of the holders of Common A Units and Preferred Units, voting as a single class, approves the dissolution;

(b) An order by a court of competent jurisdiction decrees that the Company be dissolved; or

(c) The cessation of business by the Company.

6.2 Winding Up of the Company. Upon a dissolution of the Company, the Board shall take full account of the Company's assets and liabilities and the assets shall be liquidated as promptly as is consistent with obtaining the fair market value thereof and as shall be necessary to timely make the distributions below described, and the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order:

(a) First, to the payment and discharge of the Company's debts and liabilities, including establishment of any necessary contingency reserves; and

(b) second, to the holders of Preferred Units pro rata in proportion to their holdings of Preferred Units until the Preferred Liquidation Amount (as defined in Exhibit B) has been paid in full; and

(c) third, to the holders of Common A Units and Common B Units, pro rata in proportion to their aggregate holdings of Units.

ARTICLE VII
BOOKS OF ACCOUNTS, ACCOUNTING, REPORTS, FISCAL YEAR, AND BANKING

7.1 Accounting, Books and Records. The Company shall maintain at its principal place of business or such other places as the Board shall determine books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the conduct of the Company and the operation of its business in accordance with GAAP consistently applied and, to the extent inconsistent therewith, in accordance with this Agreement. The Company shall use either the cash method or the accrual method of accounting in preparation of its annual reports for tax purposes and shall keep its books and records accordingly.

7.2 Inspection. Upon reasonable notice from a Member, the Company shall afford each Member and its representatives access during normal business hours to (i) the Company's properties, offices, plants and other facilities; (ii) the corporate, financial and similar records, reports and documents of the Company, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members, and to permit each Member and its representatives to examine such documents and make copies thereof; and (iii) any officers, senior employees and public accountants of the Company, and to afford each Member and its representatives the opportunity to discuss and advise on the affairs, finances and accounts

of the Company with such officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Member and its representatives such affairs, finances and accounts).

7.3 Reports. Following the time that the Company has issued Preferred Units in reliance on Section 4(a)(6) of the Securities Act, the Company shall file with the SEC and post to its website an annual report, within 120 days of the end of each Fiscal Year, in accordance with the applicable regulations. This "Form C-AR: Annual Report" shall include information similar to the offering statement on Form C, including financial statements certified by the Company's principal executive officer and the narrative disclosures of the Company's financial condition. The Company shall be required to file this annual report for so long as the applicable SEC's regulations so require.

7.4 Company Funds. All funds of the Company shall be deposited in its name in a separate bank account or accounts at a commercial bank as shall be determined by the Board.

ARTICLE VIII
MISCELLANEOUS

8.1 Amendment. Any amendment to this Agreement shall require (i) the prior written consent of the Board and (ii) the approval of a majority of the holders of Common A Units and Preferred Units voting as a single class.

8.2 Notices. Any notice to be given under this Agreement shall be made in writing and sent by fax, Federal Express or another commercial delivery service, addressed as set forth below:

(i) If to the Company:

Maison De La Vie Ltd.
d/b/a Golden Moon Distillery
412 Violet Street
Golden, Colorado 80401
Attention: Stephan A. Gould, President

(ii) If to any Member, such notice shall be mailed to the address of the Member as set forth on Exhibit A.

(iii) Any such notice shall be deemed to be delivered, given and received for all purposes as of the date delivered if delivered by a commercial delivery service or by confirmed facsimile.

8.3 Governing Law; Venue; Attorneys' Fees. The internal Laws of the State of Colorado will govern all questions concerning the relative rights of the parties hereto and all other questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto, without giving effect to the application of the principles pertaining to conflicts of Laws. Any action arising from or relating to this Agreement will be brought exclusively in the courts located in Golden, Colorado, and the parties hereby irrevocably consent and submit to personal

jurisdiction exclusively in said courts. Should it become necessary for any party to institute legal action to enforce the terms and conditions of this Agreement, and such legal action results in a final judgment in favor of one party, the prevailing party shall be entitled to payment from the other party of all of the prevailing party's reasonable attorneys' fees and related costs at all trial and appellate levels.

8.4 Entire Agreement. This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written. Furthermore, the parties hereto acknowledge and agree that the recitals to this Agreement are true and correct and constitute an integral portion of, and are hereby incorporated into, this Agreement for all purposes.

8.5 Counterparts. This Agreement may be executed in any number of counterparts, including, without limitation, counterparts received via facsimile, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

8.6 Non-Waiver. The failure of any party hereto at any time or times to require performance of any provision hereof by any other party hereto shall in no manner affect the right of such party to require such performance at a later time. No act or omission of any party hereto, other than an express written waiver signed by such party, shall constitute a waiver by such party of any breach of this Agreement or of the provision of this Agreement so breached. No waiver by a party hereto of the breach of any provision hereof, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of such breach or as a waiver of the provision hereof so breached.

8.7 Further Assurances. Each of the parties hereto agrees that, forthwith upon the written request of any other party hereto, such party shall execute and deliver such further conveyances, transfers and other documents of every nature and kind whatsoever, cause such meetings to be held, resolutions passed, exercise his vote and influence, do and perform and cause to be done and performed all such further and other acts and things as are within his reasonable power to do and as are reasonably necessary or desirable in order to give full effect to each and every part of this Agreement and the transactions contemplated in this Agreement.

8.8 Other Activities. The Members, Managers and any Affiliates of any of them, may engage in and possess interests in other business ventures and investment opportunities of every kind and description, independently or with others, including serving as directors, officers, stockholders, managers, members and general or limited partners of corporations, partnerships or other limited liability companies with purposes similar to or different from those of the Company and neither the Company nor any other Member or Manager shall have any rights in or to such ventures or opportunities or the income or profits therefrom; provided, however, no party hereto or Affiliate thereof shall engage in or possess interests in other business ventures and investment opportunities that are competitive with that of the Business while such party is a Member or Manager.

8.9 Confidentiality.

(a) Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company), including, without limitation, use for personal, commercial or proprietary advantage or profit, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in Section 8.9(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Member; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 8.9(b) as if a Member; or (vii) to any Person in a potential Permitted Transfer in connection with a proposed Transfer of Units from such Member, as long as such transferee agrees to be bound by the provisions of this Section 8.9(b) as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 8.9(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its representatives on a non-confidential basis from a source other than the Company, the other Member or any of their respective representatives, provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Member under this Section 8.9 shall survive (i) the termination, dissolution, liquidation and winding up of the Company, (ii) the withdrawal of such Member from the Company, and (iii) such Member's Transfer of its Units OR The obligations of each Member under this Section 8.9 shall survive for so long as such Member remains a Member, and for five (5) years following the earlier of (i) termination, dissolution, liquidation and winding up of the Company, (ii) the withdrawal of such Member from the Company, and (iii) such Member's Transfer of its Units.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the Effective Date.

COMPANY:

Maison De La Vie Ltd. d/b/a Golden Moon Distillery, a Colorado limited liability company

By:__________ __________________
Stephen A. Gould, *Managing Member*

[Signature Page to Operating Agreement]

EXHIBIT A

MEMBERS, ADDRESSES, NUMBER OF UNITS AND PERCENTAGE INTERESTS FOR MAISON DE LA VIE LTD. D/B/A GOLDEN MOON DISTILLERY LLC

Member	Address	Number of Common A Units	Number of Common B Units	Number of Preferred Units[1]	Percentage Interest
Stephen A. Gould	412 Violet Street Golden, CO 80401 Email: s.gould@gouldglobal.com	12,000,000	-0-	-0-	97.52%
Jared Foran	340 Bellaire Street Denver, CO 80220 Email: jaredforan@yahoo.com	-0-	25,000	51,250	0.62%
Jamison Day	1057 S Emerson Street Denver, CO 80209 Email: jamison.day@gmail.com	-0-	25,000	51,250	0.62%
Ben Schuessler	978 S Corona Street Denver, CO 80209 Email: ben.schuessler@gmail.com	-0-	25,000	51,250	0.62%
JB Ironton, LLC	17560 South Golden Road #200 Golden, CO 80401 Email: jbillings@rentskyline.com	-0-	25,000	51,250	0.62%
Total by Class		**12,000,000**	**100,000**	**205,000**	**100%**
Total Units			**12,305,000**		

1 Gives effect to the exchange of Original Preference Units for Preferred Units as referenced in the Recitals of this Agreement.

**JOINDER AGREEMENT FOR THE MAISON DE LA VIE LTD.
D/B/A GOLDEN MOON DISTILLERY OPERATING AGREEMENT**

In consideration of the admission of the undersigned as a Member of Maison De La Vie Ltd. d/b/a Golden Moon Distillery, a Colorado limited liability company (the "Company"), the undersigned hereby joins in the Maison De La Vie Ltd. d/b/a Golden Moon Distillery Amended and Restated Operating Agreement, as the same may be amended from time to time, the terms of which are incorporated herein by reference (the "Agreement"), and hereby agrees to be bound by the terms of the Agreement and to abide by all of its provisions.

The undersigned acknowledges receipt of a copy of the Agreement and all amendments thereto. This Joinder Agreement is binding upon the undersigned and the personal representatives, successors, and assigns of the undersigned and is for the benefit of the Company and all its Members.

EXECUTED and delivered this 15th day of September, 2021.

____
Stephen A Gould
Managing Member of LLC

EXHIBIT B

TERMS OF PREFERRED UNITS

The Preferred Units are entitled to the following rights and terms, in addition to the privileges, preference, duties, liabilities, obligations, and rights specified with respect to Preferred Units in this Agreement:

Dividend Priority: The holders of Preferred Units shall be entitled to receive dividends, out of any assets legally available therefor, prior to and in preference to any declaration or payment of any dividend on the Common A Units or Common B Units, as and if declared by the Board. Any dividend so declared shall be paid in a per Unit amount that is the same for all classes of Units.

Liquidation Priority. In the event of any voluntary or involuntary liquidation, dissolution, winding up of the Company or any Deemed Liquidation Event, the holders of Preferred Units shall be entitled to receive, on a pari passu basis, out of the available proceeds thereof, the Liquidation Preference Amount (defined below) prior to the time that holders of Common A Units or Common B Units shall be entitled to receive any proceeds of the liquidation, dissolution, winding up of the Company or Deemed Liquidation Event. If upon any such liquidation, dissolution, winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its unitholders shall be insufficient to pay the holders of Preferred Units the full amount to which they shall be entitled under this Exhibit B, the holders of Preferred Units shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Units held by them upon such distribution if all amounts payable on or with respect to such Preferred Units were paid in full.

Liquidation Preference Amount: The liquidation preference amount payable for each Preferred Unit (the "Liquidation Preference Amount") shall mean the greater of (i) the sum of $0.73171 per Preferred Unit plus any unpaid and accrued dividends; or (ii) the amount the holder of one (1) Preferred Unit would be entitled to receive if such Preferred Unit were deemed to have been converted into one (1) Common A Unit.

Voting: The holders of Preferred Units shall be entitled to one (1) vote per Preferred Unit held and shall vote together with the holders of Common A Units as a single class.